May 24, 2024

Jenifer Gallagher and John Cannarella

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: StartEngine Crowdfunding, Inc.

Form 10-K for the Fiscal Year ended December 31, 2023

Filed April 15, 2024

File No. 000-56415

Dear Ms. Gallagher and Mr. Cannarella,

We acknowledge receipt of the comments in your letter dated May 17, 2024, regarding the Form 10-K for the Fiscal Year ended December 31, 2023 (“2023 Form 10-K”) of StartEngine Crowdfunding, Inc. (the “Company”). As discussed with the staff, the Company’s financial statements for the Fiscal Year ended December 31, 2022 were audited by BF Borgers CPA PC. Based on the Company’s plans and consistent with the SEC’s Statement on Issuer Disclosure and Reporting Obligations in Light of Rule 102(e) Order against BF Borgers CPA PC, dated May 3, 2023, the Company is in the process of re-auditing those statements. The Company anticipates that it will file an amended 2023 Form 10-K, including incorporating your comments from the letter, dated May 17, 2024, as well as responding to those comments, after the completion of its audit on approximately July 31, 2024. We will provide you with an update on the status of the 2023 Form 10-K if our estimated time frame should change.

If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

Cc: Howard Marks, Chief Executive Officer